UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 20, 2008

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit Description

1.01    Press release dated June 25, 2008
        CDC Software Deploying New Versions of CDC Supply Chain Solutions
        for World’s Leading Global Enterprises

1.02    Press release dated July 9, 2008
        CDC Supply Chain Achieves “Advanced Industry Optimized” Status in
        IBM's PartnerWorld Industry Networks for Retail and Wholesale
        Industries

1.03    Press release dated July 10, 2008
        CDC Software Completes Acquisition of Leading and Award-Winning
        Australian Systems Integrator

1.04    Press release dated July 15, 2008
        CDC Estimates Second Quarter of 2008 to Beat Consensus Estimates

1.05    Press release dated July 17, 2008
        CDC Software Files to Formally Withdraw Its Planned Initial Public
        Offering

1.06    Press release dated July 17, 2008
        CDC Corporation Expects to Substantially Increase Adjusted Net Income
        and Adjusted EBITDA in Second Half of 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: July 17, 2008	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated June 25, 2008 -- CDC Software Deploying New Versions of CDC Supply Chain Solutions for World’s Leading Global Enterprises
1.02	Press release dated July 9, 2008 -- CDC Supply Chain Achieves “Advanced Industry Optimized” Status in IBM's PartnerWorld Industry Networks for Retail and Wholesale Industries
1.03	Press release dated July 10, 2008 -- CDC Software Completes Acquisition of Leading and Award-Winning Australian Systems Integrator
1.04	Press release dated July 15, 2008 -- CDC Estimates Second Quarter of 2008 to Beat Consensus Estimates
1.05	Press release dated July 17, 2008 -- CDC Software Files to Formally Withdraw Its Planned Initial Public Offering
1.06	Press release dated July 17, 2008 -- CDC Corporation Expects to Substantially Increase Adjusted Net Income and Adjusted EBITDA in Second Half of 2008